Filed by Starburst II, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

The following slides relate to the SOFTBANK CORP. earnings results briefing held on January 31, 2013.

SELECTED SLIDES FROM PRESENTATION MATERIALS USED IN EARNINGS RESULTS BRIEFING

Cautionary Statement Regarding Forward Looking Statements This document includes _forward-looking statements_ within the meaning of the securities laws. The words_may,could,should,estimate,project,forecast,intend,expect,anticipate,believe,target,plan,providing guidance_ and similar expressions are intended to identify information that is not historical in nature. This document contains forward-looking statements relating to the proposed transaction between Sprint Nextel Corporation (_Sprint_) and SoftBank Corp. (_SoftBank_) and its group companies, including Starburst II, Inc. (_Starburst II_) pursuant to a merger agreement and the proposed acquisition by Sprint of Clearwire Communications LLC (_Clearwire_). All statements, other than historical facts, including statements regarding the expected timing of the closings of the transactions; the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transaction, such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transactions may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions or that the required approval by Sprint_s stockholders for the merger with SoftBank or by Clearwire_s stockholders for the acquisition by Sprint may not be obtained; (2) there may be a material adverse change of SoftBank or Sprint or the respective businesses of SoftBank or Sprint may suffer as a result of uncertainty surrounding the transactions; (3) the transactions may involve unexpected costs, liabilities or delays; (4) the legal proceedings that have been initiated, as well as any additional legal proceedings that may be initiated, related to the transactions; and (5) other risk factors as detailed from time to time in Sprint_s, Starburst II_s and Clearwire_s reports filed with the Securities and Exchange Commission (_SEC_), including Sprint_s and Clearwire_s Annual Reports on Form 10-K for the year ended December 31, 2011, Sprint_s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, Clearwire_s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2012 and September 30, 2012 and the risk factors set forth in the proxy statement/prospectus contained in Starburst II_s Registration Statement on Form S-4, which are (or will be, when filed) available on the SEC_s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized. All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Additional Information and Where to Find It In connection with the proposed strategic combination, Starburst II plans to file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Sprint, and that also will constitute a prospectus of Starburst II. Sprint will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus, as well as other filings containing information about Sprint, SoftBank and Starburst II, will be available, free of charge, from the SEC_s web site (www.sec.gov). Sprint_s SEC filings in connection with the transaction also may be obtained, free of charge, from Sprint_s web site (www.sprint.com) under the tab _About Us _ Investors_ and then under the heading _Documents and Filings _ SEC Filings,_ or by directing a request to Sprint, 6200 Sprint Parkway, Overland Park, Kansas 66251, Attention: Shareholder Relations or (913) 794-1091. Starburst II_s SEC filings in connection with the transaction (when filed) also may be obtained, free of charge, by directing a request to SoftBank, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan; telephone: +81.3.6889.2290; e-mail: ir@softbank.co.jp. Participants in the Merger Solicitation The respective directors, executive officers and employees of Sprint, SoftBank, Starburst II and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Sprint_s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2011. Other information regarding the interests of such individuals as well as information regarding Starburst II_s directors and executive officers and prospective directors and executive officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Operating Margin
(%)
25
20
15
10
24% SoftBank
20% AT&T
19% Verizon
2006 Q1-3
'07 Q1-3
'08 Q1-3
'09 Q1-3
'10 Q1-3
'11 Q1-3
'12 Q1-3
(FY)

No.1 profitability

*April to December (9-month period for Japanese companies)
January to September (9-month period for US companies)

*Created by SoftBank based on respective companies' publicly available information.

10

Mobile EBITDA Margin (%) 55 52% SoftBank 50 47%Verizon 45 44% NTT DOCOMO 41% 40 40%AT&T No.1 in both 35 KDDI Japan & US 30 *Created by SoftBank based on respective companies_ publicly available information. *April to March (for Japanese companies) 25 January to December (for US companies) Mobile Service EBITDA Revenue Margin = Mobile EBITDA / Mobile Telecom 2005 _06 _07 _08 _09 _10 _11 _12 KDDI FY2012 data not shown due to reorganization of KDDI_s 11 YTD reportable segments.

(JPY t) Net Interest-bearing Debt 2.2 2.0 2.0 Maintain appropriate 1.7 1.4 level 0.86 0.7 Bridge financing related to 0.25 proposed acquisition of Sprint CB 0.61 Press release from December 17, 2012) *Refer to the press release issued on December 17, 2012 2006 _07 _08 _09 _10 _11 _12 (CY) *Excluding lease obligations Dec. Dec. Dec. Dec. Dec. Dec. Dec. 17

Net Debt/EBITDA Multiple (times) 5.0 4.4x Maintain appropriate 4.0 level 3.0 2.0 1.0 0.7x 0 *Excluding finance leases. 2006 _07 _08 _09 _10 _11 _12 (CY) Net interest-bearing debt for each period-end/EBITDA of respective period Dec. Dec. Dec. Dec. Dec. Dec. Dec. For FY2012, calculated 4/3 of EBITDA from Q1 to Q3. 18

Net Debt/EBITDA Multiple (times) 5.0 4.8x Maintain appropriate 4.0 level 3.0 2.0 1.3x Including lease obligations 1.0 0 *Including finance leases. 2006 _07 _08 _09 _10 _11 _12 (CY) Net interest-bearing debt for each period-end/EBITDA of respective period Dec. Dec. Dec. Dec. Dec. Dec. Dec. For FY2012, calculated 4/3 of EBITDA from Q1 to Q3. 19

Sprint Acquisition (1) JPY 0.25 t Facility A: Acquisition of Sprint CB (Drawdown in Dec. 2012) USD 20.1bn Facility B: (JPY1.65t) JPY 1.4 Acquisition of Sprint t (Drawdown at the time of acquisition) Financing to complete acquisition is available SoftBank Bridge Loan Investment *Refer to the press release issued on December 17, 2012. 20

95 Sprint Acquisition (2) (JPY) USD-JPY Exchange Rate JPY 91_(Jan. 30, 2013) 90 FX risk hedged for full amount 85 Forward exchange rate Average JPY 82.2 80 10/15 Sprint acquisition announced *Final closing exchange date. rate will be determined on the Sprint acquisition 75 2012/10/1 11/1 12/1 2013/1/1 21

Adoption of International Financial Reporting Standards (IFRS) along with Sprint acquisition (From FY2013/Q1) 23

Mobile EBITDA Margin SoftBank 52% China Mobile 49% Verizon 47% NTT DOCOMO 44% Global AT&T 40% No.1 TeliaSonera 29% 15% *Mobile EBITDA Margin = Mobile EBITDA/Mobile telecom service revenue Comparison limited to operators disclosing mobile telecom service revenue and 34 mobile EBITDA. YTD

Fixed-line Operating Income Growth Rate



SoftBank
14%
British Telecom
5.3%
AT&T
2.1%
BCE
-5.4%
NTT
-6.0%
Global No.1

*SoftBank includes Broadband Infrastructure Business, while AT&T and BCE represents Wireline segment, and NTT represents Regional Communications segment
*Created by SoftBank based on respective companies' publicly available information

39

FY2012 (Forecast) Domestic Consolidated Operating Income Exceed JPY 700 billion (USD 7.7bn) 71

FY2013 (Forecast) Domestic Consolidated Operating Income (Japan-GAAP) JPY 800 billion (USD 8.8bn) 72

Operating Income (JPY bn) NTT DOCOMO (Japan) 820.0 800.0 SoftBank (USD 8.8bn) KDDI 505.0 Stable growth *Created by SoftBank based on respective companies_ publicly 0 available information. 2005 _06 _07 _08 _09 _10 _11 _12 _13 (FY) (forecast) 73

FY2013 (Forecast) Consolidated Operating Income Including Overseas Business (IFRS) Approx. JPY 700 billion (USD 7.7bn) 74

FY2014 (Forecast) Consolidated Operating Income Including Overseas Business (IFRS) Record High Profit 75

Next challenge is in the US 76

Sprint TM 77

SoftBank+Sprint TM 1. Smartphones 2. Network 3. Turnaround track record Synergies enhance competitiveness 78

SoftBank+Sprint TM + (m) Number of Smartphones Sold 28.8 26.9 Economies of scale 21.7 with No. 3 position in Japan & US 8.8 5.6 Verizon AT&T SoftBank NTT KDDI *Verizon & AT&T: FY2012 results. Sprint *Others: FY2011 results. DOCOMO 79

SoftBank+Sprint TM + (USD bn) Mobile CAPEX 20.6 Economies of scale 13.3 with No. 2 position 10.8 10.1 8.9 8.4 3.5 *SoftBank + Sprint: FY2012 forecast China Mobile SoftBank AT&T Vodafone Verizon NTT KDDI Verizon: FY2012 actual results Sprint (Consolidated) DOCOMO Others: FY2011 results *Created by SoftBank based on respective companies_ 80 publicly available information.

JAPAN TELECOM


92.3bn
-105.8bn
2000
'11
(FY)

vodafone


429.2bn
vodafone
SoftBank
76.3bn
2002
'11
(FY)

WILLCOM


5.19m
3.77m
WILLCOM
SoftBank
May 2009
Dec. 2012

Proven turnaround track record

81

Sprint (%) (%) 60 52% 60 Turnaround 40 38% 40 36% begins 27% 20 20 16% 2002_03 _04 _05 _06 _07 _08 _09 _10 _11 _12 (FY) 2006 _07 _08 _09 _10 _11 _12 (FY) (Q1-3) YTD 82 *Mobile EBITDA Margin = Mobile EBITDA/Mobile Telecom Service Revenue Mobile EBITDA Margin

SoftBank+Sprint TM Promote Mutual Understanding 83

84

Summary 1. income: Domestic operating JPY 800 billion(USD 8.8bn) (FY2013) 2. Connect anywhere 3. with Drive growth overseas opportunities 85

=SoftBank86

1. Application of accounting standard for disclosure on segments The “Accounting Standard for Disclosures about Segments of an Enterprise and Related Information” and related “Guidance on the Accounting Standard for Disclosures about Segments of an Enterprise and Related Information” are applied from FY2010/Q1. Financial results for 2010/3 are shown based on the new standard for comparison purposes only and have neither been audited nor reviewed by our independent auditors. All financial information for 2010/3 presented herein based on the new standard are subject to our audited and reviewed financial reports for the relevant corresponding periods. 2. Definition of terms etc. in this material. Free cash flow (FCF): cash flows from operating activities + cash flows from investing activities. EBITDA: operating income (loss) + depreciation and amortization (including amortization of goodwill). Net interest-bearing debt: interest-bearing debt - cash position Interest-bearing debt: short-term borrowings + commercial paper + current portion of corporate bonds + corporate bonds + long-term borrowings. Lease obligations are not included. This excludes the corporate bonds (WBS Class B2 Funding Notes, issued by J-WBS Funding K.K.) with a face value of JPY 27.0bn acquired by SoftBank Corp. during 2010/3 that were issued under the whole business securitization financing scheme associated with the acquisition of Vodafone K.K. Cash position: cash & cash deposits + marketable securities recorded as current assets. (excludes Yahoo! Inc. shares which were held by a subsidiary of SoftBank Corp. in the United States of America). Record high, record high revenue: since SoftBank Corp. applied consolidated accounting in 1995/3. SoftBank Corp. owns 100% shares issued by WILLCOM, Inc. However, WILLCOM, Inc. is in the process of reorganization under the Corporate Reorganization Act and the Company does not have effective control over WILLCOM, Inc. Therefore, WILLCOM, Inc. is not treated as a subsidiary. 3. Trademarks and registered trademarks The names of other companies, other logos, product names, service names, brands, etc., mentioned in this material are registered trademarks or trademarks of SoftBank Corp. or the applicable companies. Unauthorized copying of this material and use of the information or the data in this material in whole or in part are not permitted. - Apple, the Apple logo, iPhone and iPad are trademarks of Apple. - The trademark “iPhone” is used with a license from Aiphone K.K.